Exhibit 99.1

Subsea 7 S.A. Conference Call Notification
First Quarter 2011 Results

Luxembourg – May 3, 2011 – Subsea 7 S.A. (formerly Acergy S.A.) (Oslo Børs: SUBC) will publish unaudited results for the first quarter 2011 which ended March 31, 2011, on May 11, 2011 at 7am UK time. These results incorporate the period covering December 2010 for Acergy S.A. and the three months ended March 31, 2011 for Subsea 7 S.A.

A conference call will be held on Wednesday May 11, 2011 at 12:00 noon UK Time.

From 7am UK time the following information will be available on the Subsea 7 website: www.subsea7.com/investors-press.html

•	The first quarter 2011 results announcement
•	The presentation to be reviewed on the conference call

Conference Call Information	Replay Facility Details
Lines will open 30 minutes prior to conference call.

Date:              Wednesday May 11, 2011
Time:              12.00 noon UK Time
Conference Dial In Numbers:
UK                            :      0800 694 0257
USA                          :      1 866 966 9439
France                       :      0805 632 056
Norway                     :      8001 9414
Germany                    :      0800 101 4960

International Dial In:  +44 (0) 1452 555 566

Passcode :  63618548

A replay facility will be available for the following period:

Date:              Wednesday May 11, 2011
Time:              2.00pm UK Time

Date:              Tuesday May 24, 2011
Time:              2.00pm UK Time

Conference Replay Dial In Number:

International Dial In:  +44 (0) 1452 550 000

Passcode :  63618548#

Alternatively a live audiocast and a playback facility will be available on the Company’s website:
www.subsea7.com/investors-press.html

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.
We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

If you no longer wish to receive our press releases please contact: karen.menzel@subsea7.com